Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Successor	Predecessor
(In Millions)	Period from February 1 to March 31,	Period from January 1 to January 31,	Three Months Ended March 31,
Earnings (losses):	2006	2006	2005

Loss before income taxes & adjustments for
minority interest and equity earnings/(losses)
in affiliates	$(221)	$22,846	$(1,069)

Add (deduct):
Fixed charges, from below	191	64	191
Distributed earnings of affiliates	112	-	186
Amortization of capitalized interest	-	1	4
Interest capitalized	(2)	-	5
Preferred stock dividend requirements	(2)	(1)	(2)
Loss as adjusted	$ 78	$22,910	$ (685)

Fixed charges:

Interest expense, including capitalized amounts
and amortization of debt costs	$ 138	$ 41	$ 113
Preferred stock dividend requirements	2	1	2
Portion of rental expense representative
of the interest factor	51	22	76
Fixed charges	$ 191	$ 64	$ 191

Ratio of earnings to fixed charges	(a)	358.64	(a)

                        ______________

                        (a) Earnings were inadequate to cover fixed charges by $113 million in the two month period ended March 31, 2006 and $877 million in the first quarter of 2005.